EXHIBIT 23.3
CONSENT OF HELIVALUE$ INC.
Reference is made to the report entitled “Appraisal Report of the Fair Market Value on 244 helicopters” dated March 5, 2014, which the undersigned has prepared for CHC Group Ltd. (the “Report”).
The undersigned hereby consents to the inclusion of references to its name and references to, and information derived from, the Report, in CHC Group Ltd.’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and related investor presentations for the period from June 1, 2014 through July 30, 2015.
In addition, the undersigned hereby consents to CHC Group Ltd. providing the Report to its affiliates, and its and their respective directors, officers, employees, and agents (including attorneys, financial advisors and accountants).
Dated this 17th day of June, 2014.

HeliValue$ Inc.
By: /s/ Jason Kmiecik
Name: Jason Kmiecik
Title: Chief Appraiser